EXHIBIT 7.1

FIXED CHARGE COVERAGE RATIO

	Year ended April 30
	2007	2006 (i)	2005 (i)	2004	2003
Earnings (ii)	$59.7	$94.7	$69.1	$38.6	$62.0
Fixed charges
Interest expense	66.5	59.2	36.2	23.5	34.9
Portion of rent expense representative of interest factor	65.3	42.6	37.6	31.9	34.5
Earnings as adjusted	$191.5	$196.5	$142.9	$94.0	$131.4
Fixed charges
Interest expense	$66.5	$59.2	$36.2	$23.5	$34.9
Portion of rent expense representative of interest factor	65.3	42.6	37.6	31.9	34.5
Fixed charges, as adjusted	$131.8	$101.8	$73.8	$55.4	$69.4
Fixed charge coverage ratio	1.5x	1.9x	1.9x	1.7x	1.9x

(i)	Reclassified. See Note 2 to our fiscal 2007 audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
(ii)    For the purpose of this calculation, earnings is defined as earnings from continuing operations before income taxes and undistributed earnings from equity investees.